DD
10/13/13

SECU 13025844 [MISSION

SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2013
WASH, D.C.
SECTION
193

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: March 31, 2016 | |
| Estimated average burden hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8 - 68461 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/2012 (MM/DD/YY) AND ENDING 6/30/2013 * (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ERNST & YOUNG CAPITAL ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 N. Wacker Drive
(No. and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MEGAN G. HOBSON 312-879-2757
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS
(Name -- *if individual, state last, first, middle name* )

| 4 BECKER FARM ROAD | ROSELAND | NJ | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

DD
10/18/13

# OATH OR AFFIRMATION

I, Megan Hobson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Capital Advisors, LLC, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Mary M Escobedo
Notary Public State of Illinois
My Commission Expires 11/15/2016

Signature

Financial Operations Professional
Title

Mary M. Escobedo
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2013

# ERNST & YOUNG CAPITAL ADVISORS, LLC

## CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
**tel** 973.994.6666
**fax** 973.994.0337
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To Ernst & Young Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Ernst & Young Capital Advisors, LLC (the "Company"), as of June 30, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ernst & Young Capital Advisors, LLC as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
August 23, 2013

# ERNST & YOUNG CAPITAL ADVISORS, LLC

## STATEMENT OF FINANCIAL CONDITION

**June 30, 2013**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 1,785,235 |
| **Accounts receivable,** net of allowance of $50,000 | | 109,801 |
| **Other assets** | | 30,091 |
| Total Assets | $ | 1,925,127 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 27,323 |
| Due to affiliate | | 1,270,937 |
| Total liabilities | | 1,298,260 |
| **Member's equity** | | 626,867 |
| Total Liabilities and Member's Equity | $ | 1,925,127 |

*See accompanying notes to financial statement.*

## 1. Nature of business

Ernst & Young Capital Advisors, LLC (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware in November 2009. The Company is wholly owned by EYCA Holdings LLC, which is wholly owned by Ernst & Young U.S. LLP ("EY"). The Company's operations consist primarily of corporate finance consulting and other advisory services in connection with bankruptcies, corporate debt restructuring activities, corporate restructuring transactions, mergers and acquisitions, the sale of corporate assets including the divestiture of subsidiaries, and other capital structure transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

## 2. Summary of significant accounting policies

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on August 23, 2013. Subsequent events have been evaluated through this date.

*Accounts Receivable and Allowance for Doubtful Accounts*

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. As of June 30, 2013, the Company has an allowance of $50,000 specifically related to one account.

*Revenue Recognition*

The Company recognizes revenue from professional services in accordance with the terms of the engagement agreements, as earned. The Company recognizes revenue from transactional services upon (i) receipt of non-refundable retainers and (ii) successful completion of the transaction.

*Income Taxes*

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At June 30, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all tax years subsequent to inception.

## 2. Summary of significant accounting policies (continued)

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2013, the Company's net capital was approximately $487,000, which was approximately $400,000 in excess of its minimum requirement of $87,000.

## 4. Concentrations

During the year ended June 30, 2013, approximately 71% of the Company's revenues were from four customers. There were no outstanding receivables from these customers at June 30, 2013.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

## 5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 6. Related party transactions

The Company does not employ any personnel. The Company and EY operate under a Services Agreement whereby EY provides employee and administrative services to the Company. The employee and administrative services include (but are not limited to) personnel; office space, facilities and equipment (including utilities); communications (including telephone, mobile telephone and data transmission); information technology support; and all general and administrative services in connection with the Company's business. EY charges the Company for the provision of the services at agreed upon hourly rates for time incurred in connection with providing employee and administrative services on behalf of the Company. The hourly rate is agreed to at the start of each fiscal period and set forth in an addendum to the Services Agreement. EY also charges the Company for direct expenses paid for by EY on the Company's behalf. For the year ended June 30, 2013, EY charged the Company $6,657,288 for the provision of employee and administrative services, and $106,540 direct expenses, of which $1,187,530 was payable to EY at June 30, 2013.

## 6. Related party transactions (continued)

For the year ended June 30, 2013, EY waived reimbursement for $2,309,725 of expenses paid on behalf of the Company. These expenses have been recognized as equity contributions to the Company in the accompanying statement of changes in member's equity.

As of June 30, 2013, the Company had an outstanding payable of $83,407 for an obligation in the ordinary course of business. This amount is included in the due to affiliate balance on the accompanying statement of financial condition.

During the year ended June 30, 2013, the Company recognized $233,348 of revenue under two agreements entered into with related parties to provide advisory services. Of this amount, $21,848 was outstanding as of June 30, 2013 and is included in accounts receivable on the accompanying statement of financial condition.

## 7. Subsequent events

On July 30, 2013, the Company was forgiven the amount of $445,144 due to EY under the Services Agreement. The amount was treated as an equity transaction. In July and August 2013, the Company paid $621,273 and $90,442 of the June 30, 2013 balance due to EY under the Services Agreement.